[AmTrust Financial Services, Inc. letterhead]

March 3, 2014

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated February 14, 2014 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Acquisitions
AHL, page 58

1.
Please revise your proposed disclosure in response to prior comment 3 to explain how the equalization reserves change and the resulting income statement effect if the business ceded to the Luxembourg reinsurer generates income.

Response: In our 2012 Form 10-K, we included a discussion of our acquisition of Luxembourg-domiciled reinsurance companies in “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Acquisitions – AHL.” Our proposed revised disclosure to include in this section in future periodic reports is as follows (using 2012 amounts and as compared to the revised disclosure included in our January 16, 2014 response, with additions underlined and deletions struck through):

“During 2012 and 2011, AmTrust Holdings Luxembourg S.A.R.L. (“AHL”) completed a series of acquisitions described below. AHL is a holding company that purchases Luxembourg-domiciled reinsurance entities. In connection with these transactions, we acquire cash and equalization reserves of the reinsurance companies. An equalization reserve is a catastrophe reserve in excess of required reserves established pursuant to Luxembourg law. Equalization reserves are required to be established for Luxembourg statutory and tax purposes, but are not recognized under U.S. GAAP. The equalization reserves ~~were~~ originally established by the seller ~~and~~ under Luxembourg law allowed the reinsurer to offset any taxable income. Equalization reserves are

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

calculated on a line of business basis and are subject to a theoretical maximum amount, or cap, based on the expected premium volume described in the business plan of the reinsurance company as approved by the Luxembourg regulators and is subject to reassessment every five years. Each year, the Luxembourg reinsurer is required to adjust its equalization reserves by an amount equal to its statutory net income or net loss, determined based on premiums and investment income less incurred losses and other operating expenses. The yearly adjustment of the equalization reserve generally results in zero pretax income on a Luxembourg statutory and tax basis, as follows: in a year in which the reinsurer’s operations result in a statutory loss, the equalization reserves are taken down in an amount to balance the income statement to zero pretax income, and in a year in which the operations result in a gain, the equalization reserves are increased in an amount to balance the income statement to zero pretax income. If the reinsurer were to produce underwriting income in excess of the equalization reserve cap, or if the cap were to be reduced below the amount of the carried equalization reserves, the reinsurer would incur Luxembourg tax on the amount of such excess income or the amount by which the reserves exceeded the reduced cap, as applicable.

If a Luxembourg reinsurer can assume sufficient premium to maintain its equalization reserves or assume ~~business that generates~~ losses, which ~~are~~ then ~~offset by reductions in~~ reduce the equalization reserves, the reinsurer can permanently defer the income tax. ~~Upon~~ Subsequent to the acquisition, we ~~then~~ cede ~~our~~ premium and associated losses to the reinsurance companies through intercompany reinsurance arrangements. Provided we are able to cede business that generates a net ~~operates at a~~ loss to the reinsurance companies through intercompany reinsurance arrangements sufficient to offset the reinsurers’ required reductions of the equalization reserves, Luxembourg would not, under laws currently in effect, impose any income, corporation or profits tax on the reinsurance companies. However, if the reinsurance companies were to cease reinsuring business without exhausting the equalization reserves, they would be taxed by Luxembourg at a rate of approximately 30%. As of December 31, 2012, we had approximately $477 million of unutilized equalization reserves and an ~~statutory~~ associated deferred tax liability of approximately $142.9 million. During 2012, 2011 and 2010, we were able to reduce the overall expenses ~~of our Specialty Risk and Extended Warranty segment~~ by a net amount of approximately $9 million, $27 million and ($7) million, respectively, to reflect the net reduction of the ~~statutory~~ deferred tax liability offset by goodwill impairment charges related to the utilization of the equalization reserves. Under our business plans currently in effect, we expect that the ceded losses and expenses net of reinsurance premiums paid under the intercompany reinsurance agreements will cause the equalization reserves to be fully utilized in three to five years subsequent to the acquisition of the Luxembourg reinsurer, at which point the deferred tax liability relating to the equalization reserves will be extinguished. The effects of these intercompany reinsurance agreements are appropriately eliminated in consolidation.”

2.
In your response to prior comment 4 you state that you will reclassify, on a prospective basis, the residual value of the purchase price in excess of the fair value of the acquired licenses to goodwill and will evaluate goodwill for impairment. You also state that to date, goodwill impairment correlates directly with the percentage of equalization reserves utilized and that on a going forward basis, you plan to impair the goodwill during each reporting period for the same amount that would have been amortized for the intangible asset based on the usage of the equalization reserve. You believe that once the equalization reserve is fully utilized, goodwill will be fully impaired. Please address the following:

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

•	Please provide us proposed disclosure to be included in future periodic reports that illustrates how you will disclose the reclassification of the residual value to goodwill.

Response: Our proposed revised disclosure to include in “Note 2. Significant Accounting Policies” in future periodic reports is as follows:

“Equalization Reserves - The Company owns several Luxembourg-domiciled reinsurance entities. In connection with these entities, the Company acquires cash and equalization reserves of the reinsurance companies. An equalization reserve is a catastrophe reserve established in excess of required reserves as established by the laws of Luxembourg. The equalization reserves were originally established by the seller of the captive insurance entities, and under Luxembourg law allowed the reinsurance company to reduce its income tax paid. The Company previously recorded any residual value from the acquired reinsurance companies as an intangible asset. The intangible asset was amortized based on the usage of the equalization reserves and included as a component of policy acquisition expense. The Company has reclassified these intangible assets to goodwill and now impairs the goodwill in accordance with ASC 350, Intangibles - Goodwill and Other. As a result, the Company recorded impairment charges of $16,389 and $30,479 during 2012 and 2011, respectively, which resulted in a reduction by the aforementioned amounts in policy acquisition expense and an increase in other expense. There was no impact on the Company's results of operations or liquidity as a result of this reclassification.”

•
Explain to us why this reclassification of the residual value to goodwill is not a correction of an error under ASC 250-10-45 and tell us how the reclassification impacts the previously issued financial statements.

Response: ASC 250-10-45 is subject to materiality considerations and, therefore, our assessment of materiality was central to the manner in which we recorded and reported the error. Since we concluded that the error was not material, as described below, the requirements of ASC 250-10-45 did not apply.

To determine if the historical financial statements are materially misstated, we considered whether reclassifying the intangible asset to goodwill, and the resulting impairment versus amortization charges, were “material” in relation to our financial statements taken as a whole considering the total mix of information available and the circumstances relevant to our investors and other users of our financial statements. As noted in Staff Accounting Bulletin (“SAB”) No. 99-Materiality (“SAB 99”), a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. Both the SEC and the FASB, in their guidance, have consistently emphasized the need to consider not only quantitative factors but also the need to consider qualitative factors in an assessment of materiality. It is under these principles that we made our materiality assessment in light of the surrounding facts and circumstances and considering the total mix of information.

SAB 99 identifies a list of quantitative factors we should consider when making a materiality assessment. Although we recognize this list of factors is not exhaustive, we note that none of the identified factors are present in the circumstances of the accounting for the transactions related to our Luxembourg reinsurance operations. In addition, the reclassification did not have a material impact on key measures that are important to investors in assessing our

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

performance, such as net income (0.0%), operating income (0.0%), combined ratio (0.7%), loss ratio (0.0%), expense ratio (2.9%), earnings per share (0.0%), return on equity (0.0%), total assets (0.3%), total liabilities (0.3%) or stockholders’ equity (0.0%). For this reason, we do not believe there is a substantial likelihood that this reclassification would be viewed by investors as having significantly altered the total mix of information made available to them.

Exhibit A to this response letter shows how the reclassification of residual value from an intangible asset to goodwill impacts the previously issued financial statements.

•
Explain to us why you believe that goodwill will be impaired each reporting period. To the extent you believe that impairments exist in each interim period, please explain why and reconcile your explanation with the requirements of ASC 350-20-35-30.

Response: Although we are required to perform impairment testing on an annual basis in accordance with ASC 350-20-25-28, if an event occurs or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows during the course of the year, ASC 350-20-35-30 requires us to perform an interim assessment.

Under the business plans in effect for the Luxembourg reinsurance companies that were approved by the Luxembourg regulators, we expect to be able to cede premium and the losses to the reinsurance company that are sufficient to utilize the existing equalization reserves over a period of three to five years from acquisition. However, our ability to successfully execute on our business plan for each acquisition is subject to several risks beyond our control, any of which could prevent us from fully utilizing the equalization reserves as planned, which would impact the fair value and affect whether and to what extent the reinsurers might experience goodwill impairment.

For example, the reinsurer operates in a heavily regulated environment in Luxembourg, and changes to the legal or regulatory treatment of such insurers could impact our ability to utilize the equalization reserves as planned. Or, the volatility in the loss ratio of the business reinsured, which necessarily fluctuates from period to period, could fluctuate in a way that would produce statutory gains and thereby increase the reinsurers’ equalization reserves and investable assets. The reinsurance companies also have the ability to reinsure third parties, which could result in an increase in the reinsurance company’s investable assets and fair value. In addition, the fair value of the reinsurance company could be affected by changes in the market pricing for Luxembourg reinsurance companies, resulting in an increase or decrease in the fair value of the company. For these reasons, we cannot predict whether, how often or to what extent goodwill will be impaired in future periods.

We acknowledge that in most business combinations, we would expect to make a profit, but the unusual nature of the Luxembourg requirement for reinsurance companies to establish equalization reserves creates the potential for a different acquisition strategy and results. We actually enter these transactions knowing we will incur losses, which is not contemplated by the accounting literature. Having said that, if we acquired a company that was expected to lose money, and it did, that still means the company experiences a decrease in value and goodwill could be impaired.

In this case, our assumption of the equalization reserves and establishment of the deferred tax liabilities generated the goodwill. Therefore, among other factors, there is a correlation

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

between the fair value of the reinsurance company and the equalization reserves or deferred tax liability it carries. However, it is not a 100% correlation. The fair value is dependent on various internal and external factors, as discussed above. Accordingly, as stated above, we will conduct an impairment test annually, but we cannot predict whether, how often and to what extent goodwill may be impaired in the future.

•
Please provide us proposed disclosure to be included in future periodic reports that describes how you identify reporting units for goodwill impairment testing purposes. Your disclosure should state the amount of goodwill allocated to any reporting units at risk of failing step one in the goodwill impairment test under ASC 350-20-35-4 through 8. For any such reporting units, please include in your proposed disclosure:

◦	The percentage by which fair value exceeded carrying value as of the most recent test date;

◦	The methods and key assumptions used and how the key assumptions were determined;

◦	A discussion of the degree of uncertainty associated with the key assumptions;

◦	A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

◦	The date of your annual impairment test.

Response: Our proposed revised disclosure to include in “Note 2. Significant Accounting Policies” and “Note 7. Intangible Assets and Goodwill” in future periodic reports is as follows (with additions underlined):

2.    Significant Accounting Policies

“Goodwill and Intangible Assets  ̶  The Company accounts for goodwill and intangible assets in accordance with ASC 350 Intangibles  ̶  Goodwill and Other. Upon the completion of an acquisition, the Company completes purchase price accounting in accordance with ASC 805, Business Combinations, which requires an acquirer to assign values to the acquired assets and liabilities based on their fair value. In the event that a purchase price paid is in excess of the net assets acquired, any unidentified excess is deemed to be goodwill. Goodwill is not amortized. Additionally as a result of an acquisition, the Company may obtain identifiable intangible assets. Indefinite lived intangible assets are not amortized. Intangible assets with a finite life are amortized over the estimated useful life of the asset. Intangible assets with an indefinite useful life are not amortized. Goodwill and intangible assets with an indefinite useful life are tested for impairment on an annual basis or more frequently if changes in circumstances indicate that the carrying amount may not be recoverable. If the goodwill or intangible asset is impaired, it is written down to its realizable value with a corresponding expense reflected in the consolidated statement of operations. The Company tests for impairment of goodwill at a reporting unit level. The Company generally combines reporting units, which are a component of an operating segment when they have similar economic characteristics, nature of services, types of customer, distribution methods and regulatory environment. The Company had seven reporting units as of December 31, 2012.”

Note 7. Intangible Assets and Goodwill

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

“The Company identifies reporting units for goodwill impairment testing in accordance with ASC 350-20-35 Intangibles - Goodwill and Other. The Company generally combines reporting units, which are a component of an operating segment, when they have similar economic characteristics, nature of services, types of customer, distribution methods and regulatory environment. For the year ended December 31, 2012, the Company had seven reporting units that it tested for goodwill impairment, which is tested as of October 1st. The Company had one reporting unit, Specialty Risk and Extended Warranty – Luxembourg reporting unit (“RU”), which was at risk of failing step one in the goodwill impairment test required under ASC 350 Intangibles - Goodwill and Other. This RU had $79,070 of goodwill as of the test date in 2012. For the RU, a step one analysis was performed to determine whether an impairment existed using an October 1st measurement date. Since Luxembourg reinsurance companies are regularly bought and sold between third parties and the transaction data information is available, the Guideline Transactions Method of the Market Approach was utilized to determine the fair value of the RU. The Guideline Transactions Method is based on valuation multiples derived from actual transactions for comparable companies and was used to develop an estimate of value for the subject company. In applying this method, valuation multiples are derived from historical data of selected transactions, then evaluated and adjusted, if necessary, based on the strengths and weaknesses of the subject company relative to the derived market data. In the case of the RU, the most appropriate multiple to utilize was determined to be a Price to Invested Assets (“P/IA”) multiple, since invested assets and the corresponding regulatory reserves are metrics utilized by market participants to negotiate the purchase price of the transaction. These P/IA multiples are then applied to the appropriate invested assets of the subject company to arrive at an indication of fair value. Step one of the impairment test indicated that the RU’s carrying value exceeded its fair value. Accordingly, the Company performed a Step two impairment test and recorded a non-cash goodwill impairment charge of $16,389 as of December 31, 2012.”

The changes in the carrying amount of goodwill by segment for the year ended December 31, 2012 are as follows:

(Amounts in thousands)	Small Commercial Business	Specialty Risk and Extended Warranty	Specialty Program	Total
Balance as of January 1, 2012	$85,812	$155,562	$13,620	$254,994
Goodwill additions	30,460	55,525	2,200	88,185
Goodwill impairment	—	(16,389)	—	(16,389)
Foreign currency translation	—	(144)	—	(144)
Balance as of December 31, 2012	$116,272	$194,554	$15,820	$326,646

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

Consolidated Financial Statements
Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Ceding Commission Revenue, page F-10

3.
In your response to prior comment 5 you state that you will reclassify your ceding commission revenues to net them against acquisition costs and other expenses. Please provide us proposed disclosure to be included in future periodic reports that illustrates how you will disclose the reclassification. Also explain to us why this reclassification is not a correction of an error under ASC 250-10-45.

Response: Our proposed revised disclosure to include in “Note 2. Significant Accounting Policies” in future periodic reports is as follows:
“The Company previously classified “Ceding commission – primarily related party” as a component of revenue. The Company now presents ceding commission earned as a reduction of acquisition costs and other underwriting expenses. The amount of ceding commission reclassified to acquisition costs and other underwriting expenses was $196,982 and $153,953 during the years ended December 31, 2012 and 2011, respectively.”
Similarly as detailed in our response to question 2 above, we performed a materiality analysis of the reclassification of ceding commission revenues to net them against acquisition costs and other expenses and determined the reclassification was not material in relation to our financial statements taken as a whole considering the total mix of information available and the circumstances considered relevant by our investors and other users of our financial statements. This reclassification results in no changes to our net income, earnings per share, operating earnings, loss ratio, expense ratio or combined ratio. Although the amount of the ceding commission – primarily related party is quantitatively material, it was previously presented on a separate financial statement line item and thus was fully transparent. Accordingly, reclassification of the ceding commission – primarily related party from revenue to expense would not influence the decisions of an investor or analyst.
Income Taxes, page F-15

4.
We acknowledge your response to previous comment 6 and have the following observations. Please reconsider the appropriateness of your classification of the change in your deferred tax liability associated with the equalization reserve in light of these observations. We welcome any additional insight or clarification you may have to help us understand your views.

•
Income taxes are computed for financial reporting purposes at the jurisdictional level. The income tax provision/benefit in Luxembourg, calculated including the basis difference for your equalization reserve, is incremental to the U.S. jurisdiction, which includes the operating results of the Luxembourg entity excluding the equalization reserve. In these circumstances, it appears that the reduction of your equalization reserve in Luxembourg results in a tax benefit under ASC 740-10-30-4.

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

•
It appears that the tax benefit or expense resulting from the utilization of your equalization reserve and the corresponding deferred tax liability in Luxembourg should be recorded through the income tax provision rather than through general and administrative expense. Please reconsider the application of ASC 740-10-30-4.

Response: In response to this comment, we have reconsidered the application of ASC 740-10-30-4 and have determined that we will record the tax benefit or expense resulting from the utilization of the equalization reserve and the corresponding deferred tax liability in Luxembourg through the income tax provision rather than through general and administrative expense in our consolidated statement of income. We revised this disclosure in our 2013 earnings release, furnished to the SEC on February 13, 2014 as Exhibit 99.1 to our Current Report on Form 8-K. We propose to revise our MD&A disclosure in future filings to explain the effect of this accounting treatment on our disclosed effective tax rate, and to provide a reconciliation of the resulting effective tax rate to our actual effective tax rate based on taxes actually paid. Our proposed revised disclosure to include in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Consolidated Results of Operations” in future periodic reports (using 2012 amounts, with additions underlined and deletions struck through) is as follows:

“Provision for Income Tax.  Income tax expense for the year ended December 31, 2012 was ~~$47.0~~ $21.3 million, which resulted in an effective tax rate of ~~21.1%~~ 10.8%. Income tax expense for the year ended December 31, 2011 was a benefit of ~~$42.4~~ $15.0 million, which resulted in a negative effective tax rate of ~~18.5%~~ 8.8%. The increase in our effective rate for the year ended December 31, 2012 resulted primarily from earning a higher percentage of pretax income in countries with higher effective rates. Additionally, for the years ended December 31, 2012 and 2011, income tax expense included a tax benefit of $25.6 million and $57.4 million, respectively, attributable to the reduction of the deferred tax liability associated with the equalization reserves of our Luxembourg reinsurer. The effect of this $25.6 million and $57.4 million tax benefit reduced the effective rate by approximately 10% and 26% in 2012 and 2011, respectively.”

6. Investments in Life Settlements, page F-31

5.
Please refer to your response to prior comment 7. Confirm to us that our understanding is correct that the fair value pursuant to ASC 820-10 of an individual policy cannot be a liability (i.e. less than zero) because you would not have to pay anything to transfer the liability. Your proposed disclosure indicates that in some cases a negative value is calculated and you assign a fair value of zero. Please provide us revised proposed disclosure, as appropriate, to reconcile these statements, and to explain why fair value cannot be below zero.

Response: We confirm that the fair value pursuant to ASC 820-10 of an individual policy cannot be a liability. In the process of performing the fair value calculation on a particular policy, if the calculation produces a value that is negative, the fair value of the policy is zero as there is no liability present.

We propose to revise our disclosure to be included in future periodic filings under the table describing our investment in life settlements (on page F-33 in the 2012 Form 10-K) as follows

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

(using 2012 amounts and as compared to the revised disclosure included in our January 16, 2014 response, with additions underlined and deletions struck through):

“The Company determined the fair value as of December 31, 2012 based on 173 policies out of 256 policies, as the Company assigned no value to 83 of the policies as of December 31, 2012. The Company determined the fair value as of December 31, 2011 based on 135 policies out of 237 policies, as the Company assigned no value to 102 of the policies as of December 31, 2011. The Company estimates the fair value of a life insurance policy using a cash flow model with an appropriate discount rate. In some cases, the cash flow model calculates the value of an individual policy to be ~~less than zero~~ negative, and therefore the fair value of the policy is zero as no liability exists when a negative value is calculated. ~~In cases where the value is determined to be negative, the Company assigns a fair value of zero to that policy.~~ The Company is not contractually bound to pay the premium on its life settlement contracts and, therefore, would not pay a willing buyer to assume title of these contracts. Additionally, certain of the Company’s acquired polices were structured to have low premium payments at inception of the policy term, which later escalate greatly towards the tail end of the policy term. At the current time, the Company has chosen to continue to make premium payments on these types of policies before the premium amounts escalate. The Company expenses all premiums paid, even on policies with zero fair value. Once the premium payments escalate, the Company may allow the policies to lapse. In the event that death benefits are realized in the time frame between initial acquisition and premium escalation, it is a benefit to cash flow.

For these contracts where the Company determined the fair value to be negative and therefore assigned a fair value of zero, the table below details the amount of premiums paid~~,~~ and the death benefits received ~~and the fair value of these contracts~~ for the years ended December 31, 2011 and 2012:

(Dollars in thousands)	12/31/11	12/31/12
Number of policies with a negative value from discounted cash flow model	102	83
Premiums paid for the year ended	$4,883	$7,109
Death Benefit Received	$—	$5,036
~~Fair Value (net of reserves)~~	~~(30,424)~~	~~(17,198)~~
~~Fair Value (before reserves)~~	~~21,885~~	~~32,100~~

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Jim B. Rosenberg
Division of Corporation Finance
March 3, 2014

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Donald Abbott, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP
Catherine Miller, AmTrust Financial Services, Inc.

Exhibit A

AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Data)

	Reclassified December 31, 2012	Reclassification	As Filed December 31, 2012

ASSETS
Investments:
Fixed maturities, available-for-sale, at market value (amortized cost $1,947,644; $1,382,863)	$2,065,226		$2,065,226
Equity securities, available-for-sale, at market value (cost $20,943; $34,041)	20,465		20,465
Short-term investments	10,282		10,282
Equity investment in unconsolidated subsidiaries – related parties	96,153		96,153
Other investments	11,144		11,144
Total investments	2,203,270		2,203,270
Cash and cash equivalents	414,370		414,370
Restricted cash and cash equivalents	78,762		78,762
Accrued interest and dividends	18,536		18,536
Premiums receivable, net	1,251,262		1,251,262
Reinsurance recoverable (related party $789,519; $597,525)	1,318,395		1,318,395
Prepaid reinsurance premium (related party $547,128; $429,124)	754,844		754,844
Prepaid expenses and other assets (recorded at fair value $193,927; $131,387)	422,565	$1,402	421,163
Federal income tax receivable	16,609		16,609
Deferred policy acquisition costs	349,126		349,126
Property and equipment, net	75,933		75,933
Goodwill	326,646	96,866	229,780
Intangible assets	206,193	(78,994)	285,187
	$7,436,511	$19,274	$7,417,237

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Loss and loss expense reserves	$2,426,400		$2,426,400
Unearned premiums	1,773,593		1,773,593
Ceded reinsurance premiums payable (related party $393,941; $333,962)	528,322		528,322
Reinsurance payable on paid losses	13,410		13,410
Funds held under reinsurance treaties	33,946		33,946
Note payable on collateral loan – related party	167,975		167,975
Securities sold but not yet purchased, at market	56,711		56,711

	Reclassified December 31, 2012	Reclassification	As Filed December 31, 2012
Securities sold under agreements to repurchase, at contract value	234,911		234,911
Accrued expenses and other current liabilities (recorded at fair value $11,945; $11,750)	406,447		406,447
Deferred income taxes	244,758	19,274	225,484
Debt	301,973		301,973
Total liabilities	$6,188,446	$19,274	$6,169,172
Commitments and contingencies
Redeemable non-controlling interest	600		600
Stockholders’ equity:
Common stock, $.01 par value; 100,000 shares authorized, 91,216 and 84,906 issued in 2012 and 2011, respectively; 67,192 and 60,106 outstanding in 2012 and 2011, respectively	912		912
Preferred stock, $.01 par value; 10,000 shares authorized	—		—
Additional paid-in capital	761,105		761,105
Treasury stock at cost; 23,357 and 24,024 shares in 2013 and 2012, respectively	(293,791)		(293,791)
Accumulated other comprehensive income (loss)	64,231		64,231
Retained earnings	611,664		611,664
Total AmTrust Financial Services, Inc. equity	1,144,121		1,144,121
Non-controlling interest	103,344		103,344
Total stockholders’ equity	1,247,465		1,247,465
	$7,436,511	$19,274	$7,417,237

AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	Reclassified		As Filed
	Year Ended		Year Ended
	December 31, 2012	Reclassification	December 31, 2012
Revenues:
Premium income:
Net written premium	$1,648,037		$1,648,037
Change in unearned premium	(229,185)		(229,185)
Net earned premium	1,418,852		1,418,852
Ceding commission – primarily related party	—	$(196,982)	196,982
Service and fee income (related parties – $29,041, $16,700, $12,322)	172,174		172,174
Net investment income	68,167		68,167
Net realized gain (loss) on investments	8,981		8,981
Commission and other revenues	249,322	(196,982)	446,304
Total revenues	1,668,174	(196,982)	1,865,156
Expenses:
Loss and loss adjustment expense	922,675		922,675
Acquisition costs and other underwriting expenses (net of ceding commission - primarily related party – $196,982)	356,005	(187,708)	543,713
Other	177,709	16,389	161,320
Total expenses	1,456,389	(171,319)	1,627,708
Income before other income (expense), income taxes and equity in earnings of unconsolidated subsidiary	211,785	(25,663)	237,448
Other income (expense):
Interest expense	(28,508)		(28,508)
Foreign currency gain (loss)	(242)		(242)
Gain on investment in life settlement contracts net of profit commission	13,822		13,822
Acquisition gain on purchase	—		—
Total other income (expense)	(14,928)	—	(14,928)
Income before income taxes and equity in earnings of unconsolidated subsidiary	196,857		222,520
Provision for income taxes	21,292	(25,663)	46,955
Income before equity in earnings of unconsolidated subsidiary	175,565		175,565
Equity in earnings of unconsolidated subsidiary – related party	9,295		9,295
Income from continuing operations	184,860	—	184,860
Income from discontinued operations	—		—
Net income	184,860	—	184,860
Net income attributable to non-controlling interest of subsidiaries	(6,873)		(6,873)
Net income attributable to AmTrust Financial Services, Inc.	$177,987	$—	$177,987

	Reclassified		As Filed
	Year Ended		Year Ended
	December 31, 2012	Reclassification	December 31, 2012
Earnings per common share:
Basic earnings per share	$2.42		$2.42
Diluted earnings per share	$2.34		$2.34
Dividends declared per common share	$0.39		$0.39
Weighted average common shares outstanding:
Basic	73,269		73,269
Diluted	75,620		75,620
Net realized gain (loss) on investments:
Total other-than-temporary impairment loss	$(2,965)		$(2,965)
Portion of loss recognized in other comprehensive income	—		—
Net impairment losses recognized in earnings	(2,965)		(2,965)
Other net realized gain (loss) on investments	11,946		11,946
Net realized investment gain (loss)	$8,981		$8,981

AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Per Share Data)

7. Intangible Assets and Goodwill

The composition of the intangible assets is summarized as follows:

(Amounts in Thousands) As of December 31, 2012	With Reclassification			Reclassification			Historical as Filed
	Gross Balance	Accumulated Amortization	Net Value	Gross Balance	Accumulated Amortization	Net Value	Gross Balance	Accumulated Amortization	Net Value
Goodwill	$326,646	$—	$326,646	$96,866	$—	$96,866	$229,780	$—	$229,780
Renewal Rights	30,880	7,373	23,507	—	—	—	30,880	7,373	23,507
Covenant not to compete	7,756	6,629	1,127	—	—	—	7,756	6,629	1,127
Distribution Networks	96,586	20,748	75,838	—	—	—	96,586	20,748	75,838
Software	2,293	2,052	241	—	—	—	2,293	2,052	241
Customer Relationships	63,595	6,085	57,510	—	—	—	63,595	6,085	57,510
Trademarks	5,193	3,615	1,578	—	—	—	5,193	3,615	1,578
Trademarks - Indefinite Life	5,033	—	5,033	—	—	—	5,033	—	5,033
Licenses	12,608	1,255	11,353	—	—	—	12,608	1,255	11,353
Licenses - Indefinite Life	16,340	—	16,340	2,000	—	2,000	14,340	—	14,340
Contractual use rights	—	—	-	(132,991)	(51,997)	(80,994)	132,991	51,997	80,994
Preemptive use rights	11,868	—	11,868	—	—	—	11,868	—	11,868
Other	2,755	957	1,798	—	—	—	2,755	957	1,798
Total	$581,553	$48,714	$532,839	$(34,125)	$(51,997)	$17,872	$615,678	$100,711	$514,967

AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, Except Per Share Data)

16. Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2012:

(Amounts in Thousands)	Reclassed		Historical
Income Tax Provision (Benefit)	2012	Reclassification	2012
Current expense (benefit)
Federal	$6,718	$—	$6,718
Foreign	30,034	—	30,034
Total current tax expense	36,752	—	36,752
Deferred expense (benefit)
Federal	$9,603	$—	$9,603
Foreign	(25,063)	(25,663)	600
Total deferred tax expense	(15,460)	(25,663)	10,203
Total income tax expense	$21,292	$(25,663)	$46,955

The following table is a reconciliation of the Company’s statutory income tax expense to its effective tax rate for the year ended December 31, 2012:

	Reclassed		Historical
(Amounts in Thousands)	2012	Reclassification	2012
Income before equity in earnings (loss) of unconsolidated subsidiaries	$196,857	$(25,663)	$222,520
Tax at federal statutory rate of 35%	$68,900	$(8,982)	$77,882
Tax effects resulting from:
Net income of non-includible foreign subsidiaries	(27,643)		(27,643)
Other, net	(19,965)	(16,681)	(3,284)
	$21,292	$(25,663)	$46,955
Effective tax rate	10.8%		21.1%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2012 are shown below:

	Reclassed		Historical
(Amounts in Thousands)	2012	Reclassification	2012
Deferred tax assets:
Losses and LAE reserves	$33,525	$33,525	$—
Unearned premiums	67,163		67,163
Ceding commission	63,939		63,939
Other	33,401		33,401
Deferred compensation	6,217		6,217
Bad debt	5,726		5,726
Net operating loss carryforward	2,282		2,282
Unrealized loss on investments	—		—
	$212,253	$33,525	$178,728
Deferred tax liabilities:
Deferred acquisition costs	$(186,133)		$(186,133)
Losses and LAE reserves	—	$90,174	(90,174)
Equalization reserves	(142,973)	(142,973)	—
Intangible assets	(43,556)		(43,556)
Unrealized gain on investments	(34,586)		(34,586)
Other	(22,797)		(22,797)
Depreciation	(21,021)		(21,021)
Equity results which cannot be liquidated tax free	(2,038)		(2,038)
Accrual market discount	(1,968)		(1,968)
Cash surrender value on insurance	(1,939)		(1,939)
	(457,011)	(52,799)	(404,212)
Deferred tax liability, net	$(244,758)	$(19,274)	$(225,484)